Filed Pursuant to Rule 433

Registration No. 333-275976

July 10, 2025

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE EUR 1,500,000,000

5.200% NOTES DUE AUGUST 17, 2031

ISSUER:	The Republic of Türkiye

SECURITIES:	5.200% Notes due August 17, 2031

PRICING DATE:	July 10, 2025

ISSUE FORMAT:	Global (SEC Registered) Offering

ISSUE SIZE:	EUR 1,500,000,000

PRICE TO PUBLIC:	99.988%

TOTAL FEES:	EUR 1,050,000 (0.07%)

NET PROCEEDS TO ISSUER:	EUR 1,498,770,000

YIELD TO MATURITY:	5.200% per annum

COUPON:	5.200% per annum, payable annually on an Actual/Actual basis

MATURITY DATE:	August 17, 2031

SPREAD TO BENCHMARK:	288.1 bps

BENCHMARK BOND:	DBR 0% due August 15, 2031

BENCHMARK BOND YIELD:	2.319%

DENOMINATIONS:	EUR 100,000 / EUR 1,000

INTEREST PAYMENT DATES:	Annually on August 17, beginning with a long first coupon on August 17, 2026

ISIN / COMMON CODE:	XS3123715297 / 312371529

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

LEAD-MANAGERS/ BOOKRUNNERS:	BNP PARIBAS Citigroup Global Markets Limited ING Bank N.V. Standard Chartered Bank

SETTLEMENT DATE:	July 17, 2025 (T+5) through the book-entry facilities of The Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, S.A.

MiFID II/UK MiFIR MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free BNP PARIBAS at +1-800-854-5674, Citigroup at + 1-800-831-9146, ING at + 1-877-446-4930 or Standard Chartered Bank at +44 207 885 5739.

The preliminary prospectus supplement relating to the Notes is available under the following link:
https://www.sec.gov/Archives/edgar/data/869687/000119312525157527/d21277d424b5.htm

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